UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2025

Reginald Fubara
Chief Executive Officer
HyOrc Corporation
3050 Post Oak Boulevard, Suite 510-Q60
Houston, TX 77056

Re: HyOrc Corporation
Registration Statement on Form 10
Filed September 22, 2025
Amendment No. 1 to Registration Statement on Form 10
Filed October 8, 2025
Amendment No. 2 to Registration Statement on Form 10
Filed November 19, 2025
File No. 000-51048

Dear Reginald Fubara:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Registration Statement on Form 10-12G

Unaudited Interim Financial Statements, page 1

1. Please revise your interim financial statements to include your balance sheet as of December 31, 2024 and the unaudited financial statements for the comparable interim period of the preceding fiscal year. Refer to Rule 10-01(c) of Regulation S-X. In addition, please provide your liquidity and results of operations discussions for the interim period ended September 30, 2025 in your MD&A section. Refer to Item 303 of Regulation S-K.

Item 1. Business, page 2

2. Please revise your disclosure here and throughout the registration statement, including in your MD&A section, to more clearly articulate the status of your operations, any revenue-generating activity, and current customers. To the extent your pilot projects have generated revenue, please revise to state as much. We note that you had no revenue for the year ended December 31, 2023 and $617,115 of revenue for the year ended December 31, 2024, comprised of the O&M and technical services provided to BGI. Please revise this section to clearly disclose your current operations, elaborating on your description of the operation and maintenance and technical support services rendered to BGI as well as the related fee structure and clearly distinguish any portion of your operations that are aspirational at this time. Refer to Item 101 of Regulation S-K. In this regard, we note your disclosure on page F-12 regarding the PFBT Agreement with BGI. Please revise your Business section to include a similar description of the agreement and file the agreement as an exhibit to the registration statement. Refer to Item 601(b)(10) of Regulation S-K. Additionally, please revise your risk factor disclosure to address the related material risks.

Item 3. Properties, page 12

3. We note your disclosure stating that "[t]hrough SRE Power and technology partner Vaigunth Enertek, we operate engineering and prototyping facilities in India ... ." Please expand your disclosure to clarify the relationship between the subsidiary and Vaigunth Enertek, including whether there are any material agreements and their terms. Please also disclose whether you derive any revenue from these facilities.

Item 5. Directors and Executive Officers, page 13

4. Please revise the biographies of your directors and officers to clarify their principal occupation and employment during the past five years, including the name and principal business of any corporation or other organization. Please also revise to indicate any directorships held by each director in the last five years in other companies and name such companies. Refer to Item 401(e) of Regulation S-K.

Item 15. Financial Statements and Exhibits
(b) Exhibits, page 19

5. We note that Exhibits 1.1 and 1.2, the Articles of Incorporation and Bylaws of the company, respectively, appear to be dated and/or certified as of April 6, 1998. Please revise to include the Articles of Incorporation and Bylaws that are currently in effect and any amendments thereto. Refer to Item 601(b)(3)(ii) and (ii) of Regulation S-K.

Consolidated Financial Statements December 31, 2024 and 2023, page F-1

6. We note that you have filed both annual and interim financial statements as part of your requirements to trade on the OTC market. These filed financial statements appear to be inconsistent with the financial statements filed in the Form 10 for the year ended December 31, 2024 and the interim period ended September 30, 2025. Please clarify or revise.

Notes to the Consolidated Financial Statements
Note 3. Reverse Acquisition, page F-17

7. Please tell us how you determined that ASPZ met the definition of a business in ASC 805-10-55-3A through 55-9. If ASPZ did not meet the definition of a business, please tell us how you considered the guidance in ASC 805-40-25-1 in accounting for the SRE acquisition as a reverse acquisition.

Note 5. Intangible Assets, page F-19

8. Please provide the information required in ASC 350-30-50-1 for the patents recorded in 2024 and the disclosure required in ASC 350-30-50-3 for the impairment loss recorded in 2024.

General

9. We note your disclosure on the cover page that "[n]o securities are registered as part of this statement." Please note General Instruction A to Form 10, which states, "Form 10 shall be used for registration pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934 of classes of securities of issuers for which no other form is prescribed." Please revise your registration statement to comply with the requirements of Form 10, including disclosing the class of securities to be registered. Additionally, please update your Description of Registrant's Securities To Be Registered on page 18 to include all relevant information as of the latest practicable date. We note that your current disclosure appears to be as of December 31, 2024. Refer to Item 202 of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Suying Li at 202-551-3335 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Cara Wirth at 202-551-7127 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Reginald L. Sewell